3-5-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECEIVED
MAR 0 6 2002
SEC MAIL PROCESSING
WASH., D.C. 316 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 5 March, 2002

GlaxoSmithKline plc
(Name of registrant)

PROCESSED

MAR 1 9 2002

THOMSON
FINANCIAL

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Dr J P Garnier

The Administrators of the GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc on 4 March 2002 that Dr Garnier had increased his interest by 37 Ordinary Share ADRs at a price of $50.2300 per share on the 1 March 2002. Dr Garnier was also notified of this change on 4 March 2002.

S M Bicknell

Company Secretary

5 March 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS



GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

1 March 2002	The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on the 4 March 2002, that as a result of movement in the fund on the 1 March 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,485,352 to 18,514,286 at an average price of $50.23.

The Plan is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell
Company Secretary

5 March 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 5 March, 2002   By:

VICTORIA LLEWELLYN
Authorised Signatory for and on
behalf of GlaxoSmithKline plc